EXHIBIT 20
                                                                 PAGE 1 OF 4


FOR IMMEDIATE RELEASE

                                                FOR MORE INFORMATION:
                                                MEDIA INQUIRIES:
                                                WENDY WATKINS:  (301) 380-7903
                                                INVESTOR RELATIONS:
                                                SHARON WHITING:  (301) 380-7215
                                                HTTP://WWW.HMSCORP.COM
                                                1-888-380-HOST


     HOST MARRIOTT SERVICES REPORTS 55% GAIN IN SECOND QUARTER NET INCOME

                     STOCK REPURCHASE PROGRAM ANNOUNCED

         BETHESDA, MD, JULY 15, 1997 -- Host Marriott Services [NYSE:HMS] today reported net income for the second quarter of 1997 of $5.1 million, or $0.14 per share, compared to net income of $3.3 million, or $0.09 per share, for the second quarter of 1996. Earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) was $30.7 million for the second quarter of 1997, an increase of 9% over EBITDA of $28.1 million reported for the second quarter of 1996. Revenues for the second quarter of 1997 increased by $2.6 million, or 1%, to $292.6 million compared to revenues of $290.0 million in the second quarter of 1996.
         The company reported net income for the first two quarters of 1997 of $0.8 million, or $0.02 per share, as compared to a net loss of ($1.6) million, or ($0.05) per share, for the first half of 1996. EBITDA for the first half of 1997 grew to $45.6 million, increasing by 12% over the $40.7 million of EBITDA posted over the comparable period in 1996. Revenues increased by 1% to $555.7 million for the first two quarters of 1997 from $549.8 million in 1996.
         The company's concessions operations, both in airports and on tollroads, are significantly affected by the various travel seasons. Traffic is generally the strongest in the summer vacation months, particularly from Memorial Day through Labor Day, which results in seasonally strong third quarter earnings.


                                 - More -

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                                                                 EXHIBIT 20
                                                                 PAGE 2 OF 4
ADD 1
HOST MARRIOTT SERVICES REPORTS 55% GAIN IN SECOND QUARTER NET INCOME

         William W. McCarten, President and Chief Executive Officer, noted, "I am very pleased with our cash flow and bottom line results achieved in the second quarter and first half of 1997. We anticipate a strong third quarter and expect continued improvement in operating performance over the remainder of the year."
         The company's operating profit increased by 11% during the second quarter of 1997 to $16.6 million from $15.0 million for the second quarter of 1996. This improvement is attributable to several cost reduction initiatives begun in 1996, which improved the operating profit margin to 5.7% from 5.2% a year ago. Operating profit increased to $17.9 million for the first two quarters of 1997 from $15.3 million in 1996, an increase of 17%. The company's operating profit margin increased to 3.2% for the first half of 1997 from 2.8% in 1996.
         Airport concession revenues grew by $1.2 million, or 1%, in the second quarter of 1997. Excluding the effects of several noncomparable contracts (new contracts, contracts with significant changes in scope of operation and contracts undergoing significant construction of new facilities), revenues at comparable domestic airport locations, which represent over 90% of the company's total revenues, grew by 6% during the second quarter of 1997 despite weather related benefits in 1996. Increased revenues during the second quarter of 1997 reflect an estimated 5% growth in passenger enplanements at the company's comparable domestic airport locations.
     Travel plaza revenues increased by $1.5 million or 2% for the second quarter of 1997. This increase reflects minimal traffic growth.
         The company also disclosed in a separate press release today that its Board of Directors has authorized the repurchase of up to $15.0 million of the company's stock on the open market. The shares may be used in connection with employee stock ownership plans or for general corporate purposes. The company expects to fund the repurchase program with available cash and does not anticipate any change in its expansion plan.
         Also in a separate press release today, the company announced that it signed an agreement with The Mills Corporation [NYSE:MLS] to lease the food and beverage facilities at a new 1.4 million square foot Mills mega-mall opening in the middle of 1999 near Charlotte, North Carolina. This project will be similar in size and scope to the company's first two mall agreements with The Mills Corporation at Ontario Mills in Southern California (which opened in November
1996) and at Grapevine Mills in Dallas, Texas (which is scheduled to open late this year).
                                - More -


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                                                                EXHIBIT 20
                                                                PAGE 3 OF 4

ADD 2
HOST MARRIOTT SERVICES REPORTS 55% GAIN IN SECOND QUARTER NET INCOME

         During the second quarter of 1997, the company also announced a ten-year agreement with Simon DeBartolo Group, the nation's largest shopping mall developer, to operate and manage the food court at the Independence Center Mall in Kansas City, Missouri. This is the first contract that the company has obtained to renovate an existing mall. Also during the second quarter of this year, the company was unanimously recommended by the Little Rock Airport Commission for extensions of its food and beverage and retail leases. The company is in the process of negotiating the terms of these lease extensions. During the quarter, minor contracts at Columbus Airport and Des Moines Airport expired.
         Host Marriott Services, with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with approximately 23,000 employees in five countries around the globe. Host Marriott Services is best known for its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas, shopping malls and entertainment attractions. Many of the company's concessions operate under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, T.G.I. Friday's, Cinnabon, TCBY, Sbarro, Taco Bell, Cheers, California Pizza Kitchen, Tie Rack and The Body Shop.
         CERTAIN MATTERS DISCUSSED WITHIN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE LITIGATION REFORM ACT OF 1995 AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HOST MARRIOTT SERVICES TO BE DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALTHOUGH HOST MARRIOTT SERVICES BELIEVES THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, IT CAN GIVE NO ASSURANCE THAT ITS EXPECTATIONS WILL BE ATTAINED. THESE RISKS ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                           --Table Follows--

                                                                  EXHIBIT 20
                                                                  PAGE 4 OF 4


                   HOST MARRIOTT SERVICES CORPORATION
                CONSOLIDATED OPERATING RESULTS (UNAUDITED)
                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                              TWELVE              TWELVE          TWENTY-FOUR         TWENTY-FOUR
                                                            WEEKS ENDED        WEEKS ENDED        WEEKS ENDED         WEEKS ENDED
                                                             JUNE 20,            JUNE 14,           JUNE 20,           JUNE 14,
                                                               1997              1996 (A)             1997             1996 (A)
-------------------------------------------------------- ------------------- ------------------ ------------------------------------

OPERATING SUMMARY
REVENUES                                                           $ 292.6            $ 290.0            $ 555.7          $ 549.8

OPERATING COSTS AND EXPENSES                                         276.0              275.0              537.8            534.5
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

OPERATING PROFIT                                                      16.6               15.0               17.9             15.3

    Interest expense                                                  (9.2)              (9.3)             (18.4)           (18.5)
    Interest income                                                    1.0                0.1                1.8              0.4
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

INCOME (LOSS) BEFORE INCOME TAXES                                      8.4                5.8                1.3             (2.8)
Provision (benefit) for income taxes                                   3.3                2.5                0.5             (1.2)
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

NET INCOME (LOSS)                                                  $   5.1             $  3.3             $  0.8          $  (1.6)
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

INCOME (LOSS) PER COMMON SHARE                                      $ 0.14             $ 0.09             $ 0.02          $ (0.05)

Weighted Average Common Shares Outstanding
    Primary                                                           36.2               35.3               36.2             32.9
    Fully-Diluted                                                     36.3               35.3               36.3             32.9

EBITDA                                                             $  30.7            $  28.1            $  45.6          $  40.7
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

REVENUES BY BUSINESS LINE
    Airports                                                       $ 206.8            $ 205.6            $ 404.7          $ 401.0
    Travel Plazas                                                     72.8               71.3              125.5            123.2
    Shopping Malls and Entertainment                                  13.0               13.1               25.5             25.6
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

       Total revenues                                              $ 292.6            $ 290.0            $ 555.7          $ 549.8
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

OPERATING PROFIT BY BUSINESS LINE (B)
    Airports                                                       $  21.2            $  19.9            $  38.0          $  35.6
    Travel Plazas                                                      5.9                5.2                2.3              1.8
    Shopping Malls and Entertainment                                   1.5                1.7                2.1              1.9
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------
       Total operating profit                                     $   28.6           $   26.8           $   42.4          $  39.3
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

PERIOD END BALANCE SHEET DATA                                 JUNE 20, 1997      June 14, 1996
                                                         ------------------- ------------------
    Cash and cash equivalents                                     $   67.9           $   49.8
    Total assets                                                     550.2              528.1
    Long-term debt                                                   406.8              406.9
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

(A) Certain minor reclassifications were made to the prior year financial statements to conform to the 1997 presentation.
(B)  Before general and administrative expenses.

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